                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549




                      SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 5)


                        Citizens Financial Corporation
_______________________________________________________________________________
                               (Name of Issuer)


                          Class A Stock, No Par Value
_______________________________________________________________________________
                        (Title of Class of Securities)


                                  174613 10 9
_______________________________________________________________________________
                                (CUSIP Number)


Darrell R. Wells, 4350 Brownsboro Road, Suite 310, Louisville, Kentucky  40207
_______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


Not  applicable  --  periodic updating and restatement to comply with Rule 13d-
2(c)
_______________________________________________________________________________
            (Date of Event when Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /___/.

                                   13D                    Page 2 of 20 Pages

                            Cusip no. 174613 10 9


(1)   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      See Attachment

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)  /___/
      (b)  /_X_/

(3)   SEC USE ONLY


(4)   SOURCE OF FUNDS

      Not applicable to this amendment

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) <square>

      Not Applicable

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Individuals are U.S. citizens.   See  Item 1 on the Attachment for place
      of organization of other Reporting Persons.


NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON
WITH:

     (7)  SOLE VOTING POWER --------     See Attachment

     (8)  SHARED VOTING POWER ------     See Attachment

     (9)  SOLE DISPOSITIVE POWER ---     See Attachment

     (10) SHARED DISPOSITIVE POWER -     See Attachment

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Attachment

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11)  EXCLUDES  CERTAIN
      SHARES  /___/

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      See Attachment

(14)  TYPE OF REPORTING PERSON

      See Attachment

                      ATTACHMENT TO AMENDMENT
                       NO. 5 TO SCHEDULE 13D

              ISSUER:  CITIZENS FINANCIAL CORPORATION


1.   NAME OF REPORTING PERSONS
     SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
     Darrell R. Wells                                  ###-##-####
     Darrell R. Wells Retirement Trust                 ###-##-####
     SMC Retirement Trust, Darrell R. Wells Individual
      Trust                                            61-0733969
     Frank T. Kiley                                    ###-##-####
     SMC Retirement Trust, Frank T. Kiley Individual
      Trust                                            61-0733969
     Commonwealth Bancshares, Inc.
      (a Kentucky corporation)                         61-1001327
     Security Trend Partners
      (a Kentucky limited partnership)                 37-6084326
     Exbury Partners
      (a Kentucky limited partnership)                 61-0851188
     SMC Advisors, Incorporated
      (a Kentucky corporation)                         61-0981341
     National City Bank, Kentucky, Trustee
      for Darrell R. Wells Trust Under
      Agreement                                        61-6185309
     Darrell R. Wells Money Pension Plan               61-6085280

7.   SOLE VOTING POWER
     Darrell R. Wells (See Item 5(b))                    892,207
     Frank T. Kiley                                       24,303

8.   SHARED VOTING POWER
     Darrell R. Wells (See Item 5(b))                     67,315
     Commonwealth Bancshares, Inc.                        67,315

9.   SOLE DISPOSITIVE POWER
     See Item 7.

10.  SHARED DISPOSITIVE POWER
     See Item 8.

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Darrell R. Wells                                  959,522<F1>
     Darrell R. Wells Retirement Trust                  15,000
     SMC Retirement Trust, Darrell R. Wells Individual
      Trust                                             66,573
     Frank T. Kiley                                     24,303<F2>
     SMC Retirement Trust, Frank T. Kiley Individual
      Trust                                             18,000
     Security Trend Partners                           318,187
     Exbury Partners                                   115,617

     SMC Advisors, Incorporated                          8,000
     Commonwealth Bancshares, Inc.                      67,315
     National City Bank, Kentucky, Trustee for
      Darrell R. Wells Trust Under Agreement            44,000
     Darrell R. Wells Money Pension Plan                74,000

[FN]

     <F1>  Includes  shares owned of record by Darrell R. Wells and  all other Reporting Persons named herein except Frank T. Kiley and SMC Retirement Trust, Frank T. Kiley Individual Trust.

     <F2>  Includes shares owned of record  by  Frank  T.  Kiley and SMC
           Retirement Trust, Frank T. Kiley Individual Trust.

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Darrell R. Wells                                  65.4%<F1>
     Darrell R. Wells Retirement Trust                  1.0%
     SMC Retirement Trust, Darrell R. Wells Individual
      Trust                                             4.5%
     Frank T. Kiley                                     2.2%<F2>
     SMC Retirement Trust, Frank T. Kiley Individual
      Trust                                             1.6%
     Security Trend Partners                           21.7%
     Exbury Partners                                    7.9%
     SMC Advisors, Incorporated                         0.5%
     Commonwealth Bancshares, Inc.                      4.6%
     National City Bank, Kentucky, Trustee for
      Darrell R. Wells Trust Under Agreement            3.0%
     Darrell R. Wells Money Pension Plan                5.0%

[FN]

     <F1>  Includes shares owned of record by Darrell R. Wells  and  all other Reporting Persons named herein except Frank T. Kiley and
           SMC Retirement Trust, Frank T. Kiley Individual Trust.   For
           purposes of calculating the percentage ownership of all Reporting Persons other than Frank T. Kiley and SMC Retirement Trust, Frank
           T. Kiley Individual Trust, the divisor is 1,467,615.

     <F2>  Includes  shares  owned  of  record by Frank T. Kiley and SMC
           Retirement Trust, Frank T. Kiley Individual Trust. For purposes of calculating the percentage ownership of Frank T. Kiley and SMC Retirement Trust, Frank T. Kiley Individual Trust, the divisor is 1,093,615.

14.  TYPE OF REPORTING PERSON
     Darrell R. Wells - IN
     Darrell R. Wells Retirement Trust - OO
     SMC Retirement Trust, Darrell R. Wells Individual Trust - OO
     Frank T. Kiley - IN
     SMC Retirement Trust, Frank T. Kiley Individual Trust - OO
     Security Trend Partners - PN
     Exbury Partners - PN

     SMC Advisors, Incorporated - IA, CO
     Commonwealth Bancshares, Inc. - HC, CO
     National City Bank, Kentucky, Trustee for
      Darrell R. Wells Trust Under Agreement - OO
     Darrell R. Wells Money Pension Plan - OO

 CITIZENS FINANCIAL CORPORATION AMENDMENT NO. 4 TO SCHEDULE 13(D)

ITEM 1. - Security and Issuer

     Class of Equity Security:  Class A Stock, No Par Value.

     Name and Address of Principal Executive Office  of  Issuer:   Citizens
Financial Corporation, The Marketplace, Suite 300, 12910 Shelbyville Road, Louisville, Kentucky 40243.

ITEM 2. - Identity and Background

     The name, business address and present principal occupations or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each Reporting Person is set forth below:

          DARRELL R. WELLS

          (a)  Name:
               Darrell R. Wells

          (b)  Business Address:
               4350 Brownsboro Road, Suite 310, Louisville,
               Kentucky 40207

          (c)  Present principal occupation:
               General Partner, Security Management Company, principal business - investments, 4350 Brownsboro Road, Suite 310, Louisville, Kentucky 40207

          (d)  Criminal proceedings during past five years:
               None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during the past five years:
               None

          (f)  Citizenship:
               United States


          DARRELL R. WELLS RETIREMENT TRUST

          (a)  Name:
               Darrell R. Wells Retirement Trust

          (b)  Business Address:
               4350 Brownsboro Road, Suite 310, Louisville, Kentucky 40207

          (c)  Present principal occupation:
               Not applicable

          (d)  Criminal proceedings during past five years:
               None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:
               None

          (f)  Citizenship:
               United States


          SMC RETIREMENT TRUST, DARRELL R. WELLS INDIVIDUAL TRUST

          (a)  Name:
               SMC Retirement Trust, Darrell R. Wells Individual Trust

          (b)  Business Address:
               4350 Brownsboro Road, Suite 310, Louisville, Kentucky  40207

          (c)  Present principal occupation:
               Not applicable

          (d)  Criminal proceedings during past five years:
               None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:
               None

          (f)  Citizenship:
               United States


          FRANK T. KILEY

          (a)  Name:
               Frank T. Kiley

          (b)  Business Address:
               4350 Brownsboro Road, Suite 310, Louisville, Kentucky  40207

          (c)  Present principal occupation:
               Principal, Security Management Company, principal business - investments, 4350 Brownsboro Road, Suite 310, Louisville, Kentucky 40207.

          (d)  Criminal proceedings during past five years:
               None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:
               None

          (f)  Citizenship:
               United States


          SMC RETIREMENT TRUST, FRANK T. KILEY INDIVIDUAL TRUST

          (a)  Name:
               SMC Retirement Trust, Frank T. Kiley Individual Trust

          (b)  Business Address:
               4350 Brownsboro Road, Suite 310, Louisville, Kentucky  40207

          (c)  Present principal occupation:
               Not applicable

          (d)  Criminal proceedings during past five years:
               None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:
               None

          (f)  Citizenship:
               United States


          EXBURY PARTNERS

          (a)  Name:
               Exbury Partners
               (a Kentucky limited partnership)

          (b)  Business Address:
               4350 Brownsboro Road, Suite 310, Louisville, Kentucky 40207

          (c)  Present principal occupation:
               Security Trader

          (d)  Criminal proceedings during past five years:
               None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:
               None

          Darrell R. Wells is the sole General Partner of Exbury Partners.


          SMC ADVISORS, INCORPORATED

          (a)  Name:
               SMC Advisors, Incorporated
               (a Kentucky corporation)

          (b)  Business Address:
               4350 Brownsboro Road, Suite 310, Louisville, Kentucky 40207

          (c)  Present principal occupation:
               Security Trader

          (d)  Criminal proceedings during past five years:
               None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:
               None

          Darrell R. Wells is Chairman and President of SMC Advisors, Incorporated.

DIRECTORS AND EXECUTIVE OFFICERS OF SMC ADVISORS, INCORPORATED

NAME                                Residence or                                   Present Principal
                                    BUSINESS ADDRESS                               OCCUPATIONS OR EMPLOYMENT
Darrell R. Wells               4350 Brownsboro Road, Suite 310                   General Partner, Security
                               Louisville, Kentucky 40207                        Management Company

Frank T. Kiley                 4350 Brownsboro Road, Suite 310                   Principal, Security
                               Louisville, Kentucky 40207                        Management Company

                                       9

                               EXECUTIVE OFFICERS OF SMC ADVISORS, INCORPORATED
                             (who are not directors of SMC Advisors, Incorporated)

NAME                                Residence                                      Present Principal
                                    OR BUSINESS ADDRESS                            OCCUPATION OR EMPLOYMENT

B. Anthony Weber               321 Sherrin Avenue                                Principal, SMC Capital, Inc.
                               Louisville, Kentucky  40207


     All of the directors and executive officers of SMC Advisors, Incorporated are citizens of the United States and during the last five years, none of the directors or executive officers of SMC Advisors, Incorporated [i] has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor [ii] been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


          SECURITY TREND PARTNERS

          (a)  Name:
               Security Trend Partners
               (a Kentucky limited partnership)

          (b)  Business Address:
               4350 Brownsboro Road, Suite 310, Louisville, Kentucky 40207

          (c)  Present principal occupation:
               Security Trader

          (d)  Criminal proceedings during past five years:
               None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:
               None

          Darrell  R.  Wells  is the sole General Partner of Security Trend
Partners.

          COMMONWEALTH BANCSHARES, INC.

          (a)  Name:
               Commonwealth Bancshares, Inc.
               (a Kentucky corporation)

          (b)  Business Address:
               P.O. Box 249, Shelbyville, Kentucky 40065

          (c)  Present principal occupation:
               Bank holding company

          (d)  Criminal proceedings during past five years:
               None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:
               None

          Darrell R. Wells is Chairman of Commonwealth Bancshares, Inc. Frank T. Kiley is President and Director of Commonwealth Bancshares, Inc.


DIRECTORS OF COMMONWEALTH BANCSHARES, INC.

                                  Residence or                             Present Principal
    NAME                          BUSINESS ADDRESS                         OCCUPATION OR EMPLOYMENT
Darrell R. Wells                  4350 Brownsboro Road, Suite 310          General Partner, Security
                                  Louisville, Kentucky 40207               Management Company

Frank T. Kiley                    4530 Brownsboro Road, Suite 310          Principal, Security
                                  Louisville, Kentucky  40207              Management Company

John A. Brenzel                   3501 Graham Road                         Consultant
                                  Louisville, Kentucky 40207

Perry C. Day                      1325 St. Andrews Drive                   President, Shelby County
                                  Shelbyville, Kentucky 40065              Trust Bank

Rebecca Irvine                    499 Lightfoot Road                       Homemaker
                                  Louisville, Kentucky 40207

Ben A. Thomas, Jr.                5700 Cropper Road                        Farmer
                                  Shelbyville, Kentucky 40065

Wayne H. Wells                    504 Tiffany Lane                         President, The Wells Company
                                  Louisville, Kentucky  40207

Margaret A. Wells                 4106 Lime Kiln Lane                      Homemaker and Civic Volunteer
                                  Louisville, Kentucky 40222


                  EXECUTIVE OFFICERS OF COMMONWEALTH BANCSHARES, INC.
               (who are not directors of Commonwealth Bancshares, Inc.)

                             Residence                              Present Principal
NAME                         OR BUSINESS ADDRESS                    OCCUPATION OR EMPLOYMENT
Nate Evans                   2402 Chatsworth Lane                   Chief Financial Officer, Shelby
                             Louisville, Kentucky 40242             County Trust Bank


     All of the directors and executive officers of Commonwealth Bancshares, Inc. are citizens of the United States and during the last five years, none of the directors or executive officers of Commonwealth Bancshares, Inc. [i] has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor [ii] been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          NATIONAL CITY BANK, KENTUCKY, TRUSTEE FOR DARRELL R. WELLS TRUST UNDER AGREEMENT

          (a)  Name:
               National City Bank, Kentucky, Trustee for Darrell R. Wells Trust Under Agreement

          (b)  Business Address:
               National City Bank, Trust Operations, Asset Control, P.O. Box 94777, Cleveland, Ohio 44101-4777

          (c)  Present principal occupation:
               Not applicable

          (d)  Criminal proceedings during past five years:
               None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:
               None

          (f)  Citizenship:
               United States

          DARRELL R. WELLS MONEY PENSION PLAN

          (a)  Name:
               Darrell R. Wells Money Pension Plan

          (b)  Business Address:
               4350 Brownsboro Road, Suite 310, Louisville, Kentucky 40207

          (c)  Present principal occupation:
               Not applicable

          (d)  Criminal proceedings during past five years:
               None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:
               None

          (f)  Citizenship:
               United States


ITEM 3. - Source and Amount of Funds and Other Consideration.

          This Schedule 13D was originally filed following the Issuer's initial registration of a class of securities under Section 12 of the Securities Exchange Act of 1934. The registration, which was effective June 29, 1992, covered the Issuer's Class A Stock. No purchase of the Class A Stock by any Reporting Person was reported therein and information concerning the source and amount of funds or other consideration with respect to prior acquisitions was not regarded as material.

          Amendment No. 1 to Schedule 13D was occasioned by two (2) purchases by Exbury Partners of a total of 18,000 shares of the Class A Stock at a total cost of $99,000 and one (1) purchase by Security Trend Partners of 20,000 shares of the Class A Stock at a cost of $105,000. Exbury Partners and Security Trend Partners used partnership funds in each of these purchases.

          Amendment No. 2 to Schedule 13D was occasioned by three (3) purchases by Security Trend Partners of a total of 14,423 shares of the Class A Stock at a total cost of $75,901.50. Security Trend Partners used partnership funds in each of these purchases. In addition, Darrell R. Wells received 4,000 shares of the Class A Stock pursuant to a final distribution made by the Estate of Rita Wells. Prior to the final distribution, Mr. Wells had been deemed the beneficial owner of all of the 8,000 shares of the Class A Stock held by the Estate of Rita Wells. The Estate of Rita Wells then ceased to be a member of the Reporting Persons.

          Amendment No. 3 to Schedule 13D was occasioned by three (3) purchases of the 1995 Class B Convertible Preferred Stock of the Issuer (the "Preferred Stock") by Reporting Persons. Each share of the Preferred Stock is immediately convertible, at the current conversion rate, into two thousand (2,000) shares of the Class A Stock of the Issuer. Security Trend Partners purchased one hundred (100) shares of the Preferred Stock (which is convertible into two hundred thousand (200,000) shares of the Class A Stock) for $1,100,000 from the Issuer. Security Trend Partners used working capital to purchase the
Preferred  Stock.   SMC  Retirement Trust, Frank T. Kiley Individual Trust,
purchased nine (9) shares of the Preferred Stock (which is convertible into eighteen thousand (18,000) shares of the Class A Stock) for $99,000 from the Issuer. SMC Retirement Trust, Frank T. Kiley Individual Trust, used personal
funds  to  purchase  the Preferred  Stock.   Commonwealth  Bancshares,  Inc.
purchased nine (9) shares of the Preferred Stock (which is convertible into eighteen thousand (18,000) shares of the Class A Stock) for $99,000 from the Issuer. Commonwealth Bancshares, Inc. used working capital to purchase the Preferred Stock. All of the transactions described above were closed on December 15, 1995.

          Amendment No. 4 to Schedule 13D was occasioned by three (3) purchases of the Preferred Stock by certain Reporting Persons. Each share of the Preferred Stock is immediately convertible, at the current conversion rate, into two thousand (2,000) shares of the Class A Stock of the Issuer. Darrell R. Wells purchased thirty (30) shares of the Preferred Stock (which was convertible into sixty thousand (60,000) shares of the Class A Stock) for $330,000 from the Issuer. Mr. Wells used personal funds to purchase the Preferred Stock. National City Bank, Kentucky, Trustee for Darrell R. Wells Trust Under Agreement, purchased twenty-two (22) shares of the Preferred Stock (which is convertible into forty-four thousand (44,000) shares of the Class A Stock) for $242,000 from the Issuer. National City Bank, Kentucky, Trustee for Darrell R. Wells Trust Under Agreement, used personal funds to purchase the Preferred Stock. Darrell R. Wells Money Pension Plan purchased thirty-seven (37) shares of the Preferred Stock (which is convertible into seventy-four thousand (74,000) shares of the Class A Stock) for $407,000 from the Issuer. Darrell R. Wells Money Pension Plan used personal funds to purchase the Preferred Stock. All of the transactions described above were closed on January 19, 1996.

          On May 15, 1996, Darrell R. Wells sold two (2) shares of the Preferred Stock (which is convertible into four thousand (4,000) shares of the Class A Stock) to a person who is not a Reporting Person for $22,000.

ITEM 4. - Purpose of Transaction

          The  Reporting  Persons  acquired  the  Class  A  Stock  and  the
Preferred Stock  of  the  Issuer  for  investment.   None  of the Reporting
Persons has any present plans or proposals that relate to or would result in [a] the acquisition by any person of additional securities of the Issuer, or the disposition of the securities of the Issuer, although individual Reporting Persons have indicated an interest in purchasing additional shares of the Class A Stock as they become available; [b] an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; [c] a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; [d] any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; [e] any material change in the present capitalization or dividend policy of the Issuer; [f] any other material change in the Issuer's business or corporate structure; [g] any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; [h] causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; [i] a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or [j] an action similar to any of those enumerated above. Each Reporting Person reserves a right to formulate plans or proposals to take actions, similar to those described in the preceding clauses [a] through [j] and with respect to any other matters as such Reporting Person may determine. In addition, certain Reporting Persons acting in the usual and ordinary course of their capacities as directors and officers of the Issuer may from time to time consider transactions and decisions similar to those described in the preceding clauses [a] through [j].

ITEM 5. - Interest in Securities of the Issuer

          (a) As of May 1, 1997, the Reporting Persons beneficially owned 983,825 shares of Class A Stock which consists of 573,825 shares issued and outstanding and 410,000 shares not outstanding (based on the current conversion price) that are issuable upon conversion of the Preferred Stock beneficially owned by the Reporting Persons. Based on the current conversion price, upon conversion of the Preferred Stock, the Reporting Persons will beneficially own approximately 66.2% of the Class A Stock. The beneficial ownership of Class A Stock by each of the Reporting Persons is as follows:

     Darrell R. Wells (includes 392,000<F1>
       shares issuable upon conversion
       of the Preferred Stock)               959,522   65.4%<F2>
     Darrell R. Wells Retirement Trust        15,000    1.0%
     SMC Retirement Trust,
       Darrell R. Wells Individual Trust      66,573    4.5%
     Frank T. Kiley (includes 18,000<F1>
       shares issuable upon conversion
       of the Preferred Stock)                24,303    2.2%<F3>
     SMC Retirement Trust, Frank T. Kiley
      Individual Trust (includes 18,000<F1>
      shares issuable upon conversion of
      the Preferred Stock)                    18,000    1.6%
     Security Trend Partners (includes
       200,000<F1> shares issuable upon con-
       version of the Preferred Stock)       318,187   21.7%
     Exbury Partners                         115,617    7.9%
     SMC Advisors, Incorporated                8,000    0.5%
     Commonwealth Bancshares, Inc. (includes
       18,000<F1> shares issuable upon con-
       version of the Preferred Stock)        67,315    4.6%
     National City Bank, Kentucky, Trustee
       for Darrell R. Wells Trust Under
       Agreement (includes 44,000<F1> shares
       issuable upon conversion of the
       Preferred Stock)                       44,000    3.0%
     Darrell R. Wells Money Pension Plan
       (includes 74,000<F1> shares issuable
       upon conversion of the Preferred
       Stock)                                 74,000    5.0%

[FN]

     <F1>   Based on the current conversion price.

     <F2>   Includes shares owned of record by Darrell R. Wells and  all other persons named herein other than Frank T. Kiley and SMC Retirement Trust, Frank T. Kiley Individual Trust. For purposes of calculating the percentage ownership of all Reporting Persons other than Frank T. Kiley and SMC Retirement Trust, Frank T. Kiley Individual Trust, the divisor is 1,467,615.

     <F3>   Includes  shares  owned  of  record  by  Frank  T.  Kiley and SMC
            Retirement Trust, Frank T. Kiley Individual Trust. For purposes of calculating the percentage ownership of Frank T. Kiley and SMC Retirement Trust, Frank T. Kiley Individual Trust, the divisor is 1,093,615.


          (b)  Sole Voting and/or Dispositive Power:

               Shares with regard to which Darrell R. Wells has sole voting and dispositive power:


     Darrell R. Wells (includes 56,000<F1>
       shares issuable upon conversion of
       the Preferred Stock)                  250,830
     Darrell R. Wells Retirement Trust        15,000
     SMC Retirement Trust,

       Darrell R. Wells Individual Trust      66,573
     Security Trend Partners (includes
       200,000<F1> shares issuable upon
       conversion of the Preferred Stock)    318,187
     Exbury Partners                         115,617
     SMC Advisors, Incorporated                8,000
     National City Bank, Kentucky, Trustee
       for Darrell R. Wells Trust Under
       Agreement (includes 44,000<F1> shares
       issuable upon conversion of the
       Preferred Stock)                       44,000
     Darrell R. Wells Money Pension Plan
       (includes 74,000<F1> shares issuable
       upon conversion of the Preferred
       Stock)                                 74,000


          Shares with regard to which Frank T. Kiley has sole voting and dispositive power:

     Frank T. Kiley                            6,303
     SMC Retirement Trust, Frank T.
      Kiley Individual Trust (includes
      18,000<F1> shares issuable upon
      conversion of the Preferred Stock)      18,000


          Shares with regard to which voting and dispositive power are shared:

     Commonwealth Bancshares, Inc.
       (includes 18,000<F1> shares
       issuable upon conversion of
       the Preferred Stock)                   67,315

     <F1>   Based on the current conversion price.


Voting and dispositive power shared by Darrell R. Wells, Chairman, Frank T. Kiley, Director, John A. Brenzel, Director, Perry C. Day, Director, Rebecca Irvine, Director, Ben A. Thomas, Jr., Director and Wayne H. Wells, Director.


          (c) No transactions in the Class A Stock or the Preferred Stock were effected during the past 60 days by the Reporting Persons.


          (d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from or the pro-ceeds from the sale of, the Class A Stock or the Preferred Stock.


ITEM 6. - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The Reporting Persons are not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



ITEM 7. - Materials to be Filed as Exhibits

     Exhibit 1. - Agreement among Reporting Persons dated May __, 1997 for the filing of a single Schedule 13D pursuant to Rule 13d-1(f)(1)(iii).

                            SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we hereby certify that the information set forth in this statement is true, complete and correct.




Date: May 30, 1997
                              /S/ Darrell R. Wells

                              Darrell R. Wells,
                              Darrell R. Wells Retirement Trust,
                                Trustee
                              SMC Retirement Trust, Darrell R.
                                Wells Individual Trust, Trustee
                              Exbury Partners, General Partner,
                              SMC Advisors, Incorporated,
                                President,
                              Security Trend Partners, General
                                Partner,
                              Commonwealth Bancshares, Chairman of
                                the Board
                              National City Bank, Kentucky, Trustee
                                for Darrell R. Wells Trust Under
                                Agreement, Beneficiary
                              Darrell R. Wells Money Pension Plan,
                                Trustee


                              /S/ FRANK T. KILEY
                              Frank T. Kiley


                              SMC Retirement Trust, Frank T. Kiley
                               Individual Trust

                              /S/ FRANK T. KILEY
                              Frank T. Kiley, Trustee

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